

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2024

Cen Zhike
Chairman and Co-Chief Executive Officer
Punk Code International Group Co., Ltd.
No. 2102-06, 21/F, Office Building, Haofang Skyline Plaza
11008 Beihuan Avenue, Nanshan District
Shenzhen, Guangdong Province
The People's Republic of China, 518000

**Re: Punk Code International Group Co., Ltd.
Registration Statement on Form F-1
Filed December 5, 2024
File No. 333-283634**

Dear Cen Zhike:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services